Exhibit 4.2
DESCRIPTION OF CAPITAL STOCK
The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important. The following summary is qualified in its entirety by, and should be read in conjunction with, our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), our Amended and Restated Bylaws (the “Bylaws”), the Fourth Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”), copies of which have been filed as exhibits to our Annual Report on Form 10-K to which this exhibit is attached, and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). In this exhibit “we,” “us,” “our” and the “Company” refer to Life360, Inc. and not to any of its subsidiaries.
General
Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share.
Common Stock
As of December 31, 2023, we had 68,155,830 shares of common stock issued and outstanding, including all shares of common stock underlying all issued and outstanding CHESS Depositary Interests (“CDIs”).
Dividend Rights
Subject to prior rights that may apply to shares of common stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors (“Board”) may determine.
Voting Rights
Each holder of shares of our common stock is entitled to one vote per share on matters to be voted on by stockholders. Holders of our CDIs are entitled to one vote for every three CDIs they hold.
Election of Directors
Our Certificate of Incorporation and Bylaws establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class are subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. Our Certificate of Incorporation does not provide for cumulative voting for the election of directors.
Preemptive or Similar Rights
We are party to the Investors’ Rights Agreement that provides certain holders holding at least 100,000 shares of our common stock with a right of first offer with respect to our future proposed equity financings, subject to specified conditions.
Right to Receive Liquidation Distributions
Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock.
Fully Paid and Non-assessable
All of the outstanding shares of our common stock are fully paid and non-assessable.
Options
As of December 31, 2023, we had outstanding options to purchase an aggregate of 6,625,812 shares of our common stock, with a weighted-average exercise price of $6.57 per share under our 2011 Plan.
Restricted Stock Units

Exhibit 4.2
As of December 31, 2023, we had outstanding awards of restricted stock units covering 6,182,543 shares of our common stock.
Warrants
As of December 31, 2023, we had issued and outstanding the following warrants:

•	Warrants to purchase 44,106 shares of the Company’s common stock with an exercise price of $11.96 per share and a term of five years, and 44,106 shares of the Company’s common stock which is exercisable starting 12 months from July 1, 2021, with an exercise price of $11.96 per share and a term of five years.
•	Warrants to purchase 7,761 shares of the Company’s common stock with an exercise price of $6.44 per share and a term of 10 years which expires on September 4, 2025. The warrant has a cashless exercise provision pursuant to which the holder, in lieu of paying the exercise price in cash, can surrender the warrant and receive a number of shares based on the (x) fair market value of such shares minus the exercise price multiplied by (y) the number of shares with respect to which the warrant is being exercised divided by (z) the fair market value of the shares.
•	Warrants to purchase 41,685 shares of the Company’s common stock with an exercise price of $2.28 per share and a term of 10 years which expires on March 27, 2024.
Convertible Notes
In July 2021, we issued convertible notes in the aggregate principal amount of $2.1 million. The outstanding principal and any accrued and unpaid interest under these notes shall, at the option of the noteholder, either automatically convert, in the event of a change of control, SPAC transaction or qualified initial public offering, into shares of common stock of the Company at a conversion price of $11.96 per share, or be repaid in full. The noteholders have certain limitations on their ability to sell, loan or otherwise dispose of any securities of the Company, subject to certain exceptions.
In September 2021, we issued convertible notes (the “September 2021 Convertible Notes”) in the aggregate principal amount of $11.4 million. These notes can be converted to shares of our common stock at any time subsequent to the acquisition of Jio, Inc. at a fixed conversion price of $22.50 per share. On each of the first three annual anniversaries of the issuance date of the September 2021 Convertible Notes, we repay one-third of the unconverted principal plus accrued interest to the holders of such notes. As of December 31, 2023, there was an aggregate principal amount of $3.4 million outstanding. Upon a change of control, the holder may elect to either convert at the fixed conversion price of $22.50 per share or be repaid in full. The noteholders have certain limitations on their ability to sell, loan or otherwise dispose of any securities of the Company, subject to certain exceptions.
Registration Rights
We are party to the Investors’ Rights Agreement that provides certain holders of our common stock with registration rights and piggyback rights as set forth below. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act of 1933, as amended (the “Securities Act”) when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the registrations described below, subject to certain conditions.
The registration rights set forth in the Investors’ Rights Agreement will expire on the earlier of May 10, 2024, or the termination of the agreement. The Investors’ Rights Agreement contains certain limitations on the ability of the parties thereto to sell, loan or otherwise dispose of any securities of the Company, subject to certain exceptions, in connection with an initial public offering. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

Exhibit 4.2
Certain holders of our common stock are entitled to certain demand registration rights. The holders of at least 33% of these shares may request that we register all or a portion of their shares. Such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $5 million.
Piggyback Registration Rights
In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, certain holders of our common stock will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration relating solely to the sale of securities to participants in our stock option, stock purchase, or similar plan, (2) a registration relating to a transaction covered by Rule 145 under the Securities Act, (3) any registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, or (4) a registration in which the only stock being registered is common stock upon conversion of debt securities also being registered.
S-3 Demand Registration Rights
Certain holders of our common stock will be entitled to certain Form S-3 demand registration rights. The holders of at least 20% of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and selling commissions, of at least $1 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 during the period that is 90 days before our good faith estimate of the date of filing of a registration statement initiated by us. In addition, if we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 60 days. In addition, in an underwritten public offering, the underwriters have the right, subject to specified conditions, to limit the number of shares that these stockholders may include for registration.
CHESS Depositary Interests
Our shares of common stock are traded on the Australian Securities Exchange (the “ASX”) in the form of CDIs, under the ASX trading code “360.” Shares of common stock of Life360 are not traded on the ASX because ASX’s electronic settlement system, known as CHESS, cannot be used for the transfer of securities of issuers incorporated in certain countries including the United States. CDIs have been created to facilitate electronic settlement and transfer in Australia for companies in this situation. Legal title to the shares of common stock underlying the CDIs is held by an Australian depositary nominee, CHESS Depositary Nominees Pty Ltd.
CDIs are units of beneficial ownership in our shares of common stock. Each CDI represents a beneficial interest in one-third of a share of common stock. The CDI holders receive all direct economic and other benefits of our shares of common stock on a 3-for-1 basis. The CDIs may be transmuted into shares of our common stock on a 3-for-1 basis at the election of the CDI holder.
There are a number of differences between holding CDIs and shares of common stock. The major differences are that:

•	CDI holders do not have legal title in the underlying shares of common stock to which the CDIs relate (the chain of title in the shares underlying the CDIs is summarized above); and

•	CDI holders are not able to vote personally as shareholders at a meeting of Life360. Instead, CDI holders are provided with a voting instruction form which will enable them to instruct the depositary nominee in relation to the exercise of voting rights.

Exhibit 4.2
Alternatively, CDI holders can transmute their CDIs into shares of common stock of Life360 in sufficient time before the relevant meeting, in which case they will be able to vote personally as shareholders of Life360.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
Some provisions of Delaware law, our Certificate of Incorporation, and Bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Special Meeting of Stockholders
Our Bylaws provide that a special meeting of stockholders may be called by our Board, our chairperson of the Board, chief executive officer, president, or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10 percent of the votes at the meeting.
Requirements for Advance Notification of Stockholder Nominations
Our Bylaws establish advance notice procedures with respect to the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. These procedures require all nominations of candidates for election as directors to be received no later than 35 business days prior to the date of the annual meeting. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Elimination of Stockholder Action by Written Consent
Our Certificate of Incorporation and Bylaws eliminate the right of stockholders to act by written consent without a meeting, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws.
Staggered Board
Our Board is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors; Vacancies
Our Bylaws provide that members of our Board may be removed from office by a majority of our stockholders with or without cause provided, however, that if the stockholders are entitled to cumulative voting, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board. In addition, Bylaws provide that any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring on our Board may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). These provisions would prevent a stockholder from increasing the size of our Board and then gaining control of our Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our Board and will promote continuity of management.

Exhibit 4.2
Delaware Anti-takeover Statute
We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset, or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board.
Corporate Opportunities
The Certificate of Incorporation provides for the renouncement by the Company of any interest or expectancy of the Company in, or being offered an opportunity to participate in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into possession of, any director of the Company who is not an employee or officer of the Company or any of its subsidiaries, unless such matter, transaction, or interest is presented to, or acquired, created, or developed by, or otherwise comes into the possession of a director of the Company expressly and solely in that director’s capacity as a director of the Company.
Choice of Forum
Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a claim of breach of a fiduciary duty by any of our stockholders, directors, officers, employees or agents to us or our stockholders; (3) any action or proceeding asserting a claim against us arising pursuant to any provision of the DGCL or our Certificate of Incorporation or Bylaws or (4) any action or proceeding asserting a claim governed by the internal affairs doctrine. The exclusive forum provision does not apply to any actions brought to enforce a duty or liability created by the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other claim for which the U.S. federal courts have exclusive jurisdiction.
The provisions of Delaware law, our Certificate of Incorporation, and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our Board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations on Liability and Indemnification of Directors and Officers
Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.
We have entered into indemnification agreements with each of our directors and our executive officers. These agreements provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our Bylaws. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.
We also maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock, including shares underlying all issued and outstanding CDIs, is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, MA 02021, and its telephone number is (866) 595-6048.